SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               (Amendment No. 10)

                   Under the Securities Exchange Act of 1934*

                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59500W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   Copies to:
                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                 August 18, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 59500W100                                            Page 2 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Micro Investment, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        24,336,759
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    24,336,759
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,336,759
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              50.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 59500W100                                            Page 3 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus Equity Partners, L.P.           I.R.S. #13-3986317
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        31,930,143
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    31,930,143
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,930,143
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              66.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 59500W100                                            Page 4 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus & Co.                            I.R.S. #13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        31,930,143
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    31,930,143
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,930,143
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              66.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 59500W100                                            Page 5 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus LLC                              I.R.S. #13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        31,930,143
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    31,930,143
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,930,143
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              66.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 59500W100                                            Page 6 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              ev3 LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        24,336,759
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    24,336,759
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,336,759
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              50.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Amendment No. 10 amends the Schedule 13D originally filed on June 5, 2001, as amended by Amendment No. 1, filed on June 21, 2001, as further amended by Amendment No. 2, filed on July 27, 2001, as further amended by Amendment No. 3, filed on September 6, 2002, as further amended by Amendment No. 4, filed on October 2, 2002, as further amended by Amendment No. 5, filed on February 21, 2003, as further amended by Amendment No. 6, filed on September 3, 2003, as further amended by Amendment No. 7, filed on December 8, 2003, as further amended by Amendment No. 8, filed on February 3, 2004, and as further amended by Amendment No. 9, filed on June 29, 2004 (as so amended, the "Original 13D"), on behalf of ev3 LLC, a Delaware limited liability company ("ev3 LLC"), Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP", and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"). This Amendment No. 10 to the Original 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original 13D. ev3 LLC, Micro LLC and the Warburg Pincus Reporting Persons are hereinafter collectively referred to as the "Reporting Persons."

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion:

     On August 18, 2004, WPEP exchanged the $10,000,000 aggregate principal amount of Exchangeable Notes held by WPEP plus the accrued interest thereon for 3,259,866 shares of Common Stock. The number of shares of Common Stock received by WPEP was determined by dividing (i) the aggregate principal balance on such Exchangeable Notes plus accrued and unpaid interest thereon at August 18, 2004 by (ii) $3.10. No funds were expended by WPEP in connection with the exchange of the Exchangeable Notes.

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

     (a) As of August 18, 2004, ev3 LLC and Micro LLC may be deemed to beneficially own 24,336,759 shares of Common Stock, representing approximately 50.3% of the outstanding Common Stock, and the Warburg Pincus Reporting Persons may be deemed to beneficially own 31,930,143 shares of Common Stock, representing approximately 66.0% of the outstanding Common Stock. The foregoing percentages are calculated assuming 48,349,526 shares of Common Stock outstanding as of August 18, 2004, as represented by the Company in its Form S-3 filed with the Securities and Exchange Commission on August 18, 2004. By reason of their respective relationships with ev3 LLC and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of Common Stock that ev3 LLC owns.

     (b) Each of ev3 LLC and Micro LLC share the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,336,759 shares of Common Stock ev3 LLC and

Micro LLC may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with ev3 LLC the power to vote or to direct the vote and to dispose or to direct the disposition of 24,336,759 shares of Common Stock ev3 LLC may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with the other Warburg Pincus Reporting Persons, the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     (c) Other than the acquisition of 3,259,866 shares of Common Stock by WPEP on August 18, 2004 (as discussed in Item 3 herein), no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or any of the persons set forth on Schedule I, Schedule II or in Item 2(d) hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2004                 EV3 LLC

                                        By: /s/ Jim Corbett
                                            ------------------------------
                                            Name:  Jim Corbett
                                            Title: President and Chief
                                                   Executive Officer


Dated:  August 19, 2004                 MICRO INVESTMENT, LLC
                                             By: ev3 LLC, Managing Member

                                        By: /s/ Jim Corbett
                                            ------------------------------
                                            Name:  Jim Corbett
                                            Title: President and Chief
                                                   Executive Officer


Dated:  August 19, 2004                 WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                             By: Warburg Pincus & Co., General
                                                 Partner

                                        By: /s/ Elizabeth H. Weatherman
                                            ------------------------------
                                            Name:  Elizabeth H. Weatherman
                                            Title: Partner


Dated:  August 19, 2004                 WARBURG PINCUS & CO.

                                        By: /s/ Elizabeth H. Weatherman
                                            ------------------------------
                                            Name:  Elizabeth H. Weatherman
                                            Title: Partner


Dated:  August 19, 2004                 WARBURG PINCUS LLC

                                        By: /s/ Elizabeth H. Weatherman
                                            ------------------------------
                                            Name:  Elizabeth H. Weatherman
                                            Title: Member